UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 702, 7th Floor, Millennium City II, 378 Kwun Tong Road

Kwun Tong, Kowloon

Hong Kong SAR

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Item 1.01. Entry into a Material Definitive Agreement.

On February 28, 2021, CLPS Incorporation (the “Company”) and certain institutional investors (the “Investors”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to the Investors an aggregate of 2,666,666 common shares, par value $0.0001 (the “Common Shares”) in a registered direct offering and warrants (the “Warrants”) to purchase up to 2,666,666 Common Shares in a concurrent private placement, for gross proceeds of approximately $16,000,000 (the “Financing”). Upon exercise in full of the Warrants, the Company expects to receive additional proceeds of approximately $16,000,000. The purchase price for each Common Share and the corresponding Warrant is $6.00. The closing price of the Company’s Common Shares on February 26, 2021, the most recent trading day prior to the signing of the Purchase Agreement, was $5.87. The Company currently intends to use the net proceeds from the Financing for global expansion, research and development, talent development, general corporate and working capital purposes.

The Company agreed that from February 28, 2021 until sixty (60) days after the closing of the Financing, neither it nor its subsidiaries will issue or enter into any agreements to issue or announce the issuance or proposed issuance of any Common Shares or common share equivalents or file with the Securities and Exchange Commission any registration statement, or amendment or supplement thereto, other than in connection with the Financing. The Company has also agreed that as long as any Investors holds Warrants the Company would not enter into an agreement to effect any issuance by the Company or any of its subsidiaries of Common Shares or Common Share Equivalents involving a Variable Rate Transaction (as defined in the Purchase Agreement).

The Company agreed to file, as soon as practicable (and in any event within 30 calendar days of the closing date), a registration statement on Form F-3 (or such other form as the Company is then eligible to use for such purpose) providing for the resale by the investors of the warrant shares issued and issuable upon exercise of the Warrants. The Company agreed to use commercially reasonable efforts to cause such registration to become effective within 181 days following the closing date and to keep such registration statement effective at all times until no such investor owns any Warrants or warrant shares underlying the Warrants.

The Warrants will be exercisable commencing on March 3, 2021, at an exercise price of $6.00 and will expire on September 3, 2026, five years and six months after the date of issuance. In the event of a stock split, stock dividend, combination, subsequent right offering or reclassification of the outstanding shares of Common Stock, the exercise price and the number of shares issuable upon exercise of the warrants shall be proportionately adjusted.

On the closing date of the Financing, the Company’s officers and directors of 5% or more of the outstanding Common Shares shall enter into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they have agreed, among other things, not to sell or dispose of any Common Shares, which are or will be beneficially owned by them, for 60 days following the closing of the Financing.

The Company entered into a letter agreement, dated February 23, 2021 (the “Letter Agreement’) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Financing.  The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the Financing. The Company also agreed to reimburse the Placement Agent for certain expenses, including (a) $5,000 for non-accountable expenses; and (b) up to $40,000 for fees and expenses related to legal expenses.

A copy of the form of the Letter Agreement, Purchase Agreement, Warrant, and Lock-up Agreement, are attached hereto as Exhibits 4.1, 4.2, 4.3, and 4.4 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Warrant, Purchase Agreement, Lock-up Agreement, and Letter Agreement are subject to, and qualified in their entirety by, such documents.

On March 1, 2021, the Company issued a press release announcing the Financing. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 28, 2021, the Company entered into the Purchase Agreement described in this Report on Form 6-K pursuant to which, among other things, it agreed to issue the Warrants to the Investors. The offering of the Warrants is being made pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Letter Agreement, dated February 23, 2021 between CLPS Incorporation and Maxim Group
4.2*	Form of Securities Purchase Agreement dated February 28, 2021, by and among CLPS Incorporation and certain institutional investors
4.3	Form of Stock Purchase Warrant
4.4	Form of Lock-Up Agreement by and among CLPS Incorporation and certain individuals
99.1**	Press Release, dated March 1, 2021.

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

** Furnished but not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 1, 2021

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